Time For a New Board and Vision

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MG Capital has nominated a full slate of world-class director nominees to build a better HC2.

After conducting a thorough analysis of HC2's current deficiencies and needs, we assembled an elite slate of director nominees that possesses deep experience investing in companies and operating businesses across numerous sectors. Our nominees also have diverse expertise in insurance, energy, telecommunications, investment management, operational turnarounds, debt restructurings, and regulatory affairs—all areas that will support our 100-day plan and long-term vision for enhancing stockholder value.



Meet Our Nominees

Get to know our nominees and learn how they will bring tremendous value to HC2's boardroom.

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The Case For Change

Understand why HC2 is in desperate need of new leadership and a fresh vision.

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Case For Change



We believe it is time to reverse the trajectory of underperformance, strategic missteps and poor governance at HC2. Our nominees bring the diverse expertise, skillsets, leadership experience and independent perspectives needed to effect meaningful change in HC2's boardroom and unlock value for shareholders.

Our analysis has led us to uncover a number of issues that seem irreconcilable under the incumbent Board, including:

(1.) Dismal Long-Term Performance: Since Mr. Falcone took control of HC2 six years ago, there has been a steady erosion of stockholder value. Our view is that HC2 has delivered exceptionally poor total stockholder returns ("TSR") over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.[1] We find that the picture only gets bleaker when evaluating performance on a relative basis:

- **1-year TSR:** -33.43% vs. S&P 500 return of 29.68%, Russell 3000 return of 28.72%, and 2019 proxy peer group[2] average return of 12.57%.
- **3-year TSR:** -65.56% vs. S&P 500 return of 53.16%, Russell 3000 return of 50.34%, and 2019 proxy peer group average return of 13.77%
- **.5-year TSR:** -71.97% vs. S&P 500 return of 80.79%, Russell 3000 return of 77.09%, and 2019 proxy peer group average return of 31.29%.
- **6-year TSR:** -35.14% vs. S&P 500 return of 101.82%, Russell 3000 return of 95.92%, and 2019 proxy peer group average return of 32.51%.

(2.) A Haphazard Corporate Strategy: Despite marketing itself as a diversified holding company that invests strategically and opportunistically across industries, we feel that HC2 and Mr. Falcone have consistently failed to demonstrate to stockholders that they possess the abilities, competence, and expertise to acquire and manage controlling stakes in companies operating across seven distinct sectors. Perhaps this explains why Mr. Falcone recently defended HC2's insurance holdings and questioned MG Capital's scrutiny of the business in an email to us—only to turn around days later and disclose the intended sale of Continental Insurance.[3] It is also noteworthy that although HC2 has invested a significant amount of capital in the insurance space, Mr. Falcone is actually banned from the sector in several states, including New York.[4]

(3.) An Ineffective, Unsuccessful Board: A review of HC2's 2019 Proxy Statement and other publicly-available information reveals that the incumbent directors are either closely connected to Mr. Falcone, underqualified, or in possession of a track record that includes legal and regulatory issues. We believe the problems in the boardroom obviously begin—but do not end—with Mr. Falcone, who has been able to reap outsized compensation and push through concerning related party transactions while holding the Chairman role.[5] Lead Independent Director Wayne Barr, Jr. has not only failed to check Mr. Falcone's actions, but he lost the support of Glass Lewis & Co in 2019 and lacks any stated expertise in construction, insurance, energy, marine services, and other business segments of relevance to HC2. It is also notable that Board member Lee S. Hillman was Chairman and Chief Executive Officer at Bally Total Fitness prior to its bankruptcy and during the period in which the Securities and Exchange Commission ("SEC") ultimately focused on during its investigation of the entity's accounting practices.[6] Although we intend to share additional analyses related to the Board, our hope is that stockholders begin to recognize that HC2's Board needs a top-to-bottom overhaul.

(4.) Excessive Debt: Under the watch of Mr. Falcone and the incumbent Board, we feel HC2 has taken on excessive levels of debt at the holding company level. It currently has approximately $470 million of senior, secured notes outstanding with an interest rate of 11.5%.[7] A significant debt load and high double-digit interest rate is inappropriate given HC2's already large holding company expense structure and the illiquid nature of many of its holdings. Even if the Company was somehow able to reduce HC2's debt to more reasonable levels in the near-term, we believe the Board has already shown its when it comes to balance sheet management and financial judgement.

(5.) Unjustifiably High Corporate Expenses: HC2's "Non-Operating Corporate" segment lost $25.9 million in "Adjusted EBITDA" in 2018.[8 management was paid more than $4 million in equity compensation that year.10 That brings total corporate expenses over the full-year peri million. Given that HC2 had a market capitalization of approximately $100 million at the end of 2018, we find this level of spending to be da excessive waste and validation of our view that Mr. Falcone and the Board are not prioritizing independent stockholders' interests. It is also that expenses continued to spiral out of control in 2019, with "Adjusted EBITDA" of negative $15.2 million through the end of September 201



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(6.) Numerous Related Party Transactions: We have discovered a string of disturbing related party transactions that appear to have benefited Mr. Falcone at the expense of stockholders. HC2's most recent 10-Q discloses that in January 2015, the Company entered into a "Services Agreement" with Harbinger Capital Partners (Mr. Falcone's investment management firm).[10]The firm is currently extracting approximately $4 million per year through this opaque "Services Agreement." We were also shocked to learn that in 2018, HC2 entered into a costly 75-month lease for office space previously occupied by Harbinger Capital Partners. Is it appropriate for a small public company to have a lavish office on Park Avenue intended for a once large hedge fund?

(7.) Concerns Over Mr. Falcone's Regulatory Issues: We are concerned about the appropriateness and legitimacy of the services that HC2 may be receiving from Mr. Falcone and his affiliates, especially given past infractions. Mr. Falcone entered into a settlement agreement with the SEC in 2013 after admitting wrongdoing and agreeing to a ban from the investment advisor industry, including a prohibition on adding new clients. Yet he and Harbinger Capital Partners still established a "Services Agreement" in 2015 with HC2, which controls more than $4 billion of securities via its insurance subsidiary. [11] In addition, numerous public reports have noted that Mr. Falcone was previously fined $18 million by the SEC and was thereafter required to pay more than $30 million to New York State to settle a tax evasion case.

***

[1] *Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.*

[2] *The "2019 proxy peer group" includes: Cannae Holdings, Inc., Carlisle Companies, Inc., Compass Diversified Holdings, 2CSW Industrials, Inc., E.W. Scripps Co., Entravision Communications, Gannett Co., Inc., Legg Mason, Inc., Meredith Corp., Opko Health, Inc., Prestige Brands Holdings, Inc., Raven Industries Inc., Spectrum Brands Holdings and Steel Partners Holdings LP.*

[3] *HC2 press release dated February 10, 2020 (link here).*

[4] *New York State Department of Financial Services press release dated October 20, 2013 (link here).*

[5] *HC2's 2019 Proxy Statement.*

[6] *Securities and Exchange Commission press release dated February 28, 2008 (link here).*

[7] *HC2 press release dated November 12, 2018 (link here).*





[7] HC2 press release dated November 12, 2018 (*link here*).

[8] HC2's Fourth Quarter and Full Year 2018 Results.

[9] HC2's 2019 Proxy Statement.

[10] HC2's Third Quarter 2019 Results.

[11] HC2's FORM 10-Q For Third Quarter 2019.

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Our Nominees





George R. Brokaw, 52, has served as a private investor through several private and public investment vehicles. Previously, Mr. Brokaw served as Managing Director of the Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC ("Highbridge"). Prior to joining Highbridge, Mr. Brokaw was a Managing Director and Head of Private Equity at Perry Capital, LLC ("Perry"). Prior to joining Perry, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC ("Lazard"). Mr. Brokaw currently serves on the board of directors of DISH Network Corporation (NASDAQ: DISH), Alico, Inc. and Consolidated Tomoka Inc. Mr. Brokaw previously served on several public company boards of directors including Modern Media Acquisition Corp, North American Energy Partners, Inc. and Terrapin 3 Acquisition Corporation. Mr. Brokaw received a BA from Yale University and a JD and MBA from the University of Virginia, and is a member of the New York Bar.

> We believe that Mr. Brokaw's extensive investing, legal and governance experience would make him a beneficial addition to the Board.



Kenneth S. Courtis, 64, is a financial executive with over 30 years of investment banking and board experience. Since January 2009, Mr. Courtis has served as the Chairman of Starfort Investment Holdings. Previously, he served as Vice Chairman and Managing Director of Goldman Sachs, and Chief Economist and Investment Strategist of Deutsche Bank Asia. He received an undergraduate degree from Glendon College in Toronto and an MA in international relations from Sussex University in the United Kingdom. He earned an MBA at the European Institute of Business Administration and received a Doctorate with honors and high distinction from l'Institut d'etudes politiques, Paris.

> We believe that Mr. Courtis' extensive investing expertise, governance experience, and banking relationships and perspectives would make him a beneficial addition to the Board.



Michael Gorzynski, 41, is the Managing Member of MG Capital Management, Ltd., an investment firm focused on complex value-oriented investments. From 2006-2011, he invested in special situations globally at Third Point, LLC, a large asset management firm, where he focused on macro, event-driven, distressed, and private investments across the capital structure (equity, hybrids, bonds, & loans). He is an expert in restructurings and in the insurance and banking industries, having participated in dozens of large-scale bank and insurance company restructurings. He earned a BA from the University of California, Berkeley, and received an MBA from Harvard Business School.

> We believe that Mr. Gorzynski's extensive financial and restructuring experience, and familiarity with the insurance and banking industries, would make him a strong addition to the Board.



Robin Greenwood, 43, has been the George Gund Professor of Finance and Banking at Harvard Business School since 2013 and began serving as Head of the Finance Unit in 2018. At HBS he is the Faculty Director of the Behavioral Finance and Financial Stability project and cochairs the Business Economics PhD program. Mr. Greenwood also currently serves as a member of the Financial Advisory Roundtable of the Federal Reserve Bank of New York and a Research Associate at the National Bureau of Economics Research, which he joined in 2017. Mr. Greenwood received a PhD from Harvard in Economics, and BS degrees in Economics and Mathematics at MIT.

> We believe that Mr. Greenwood's prowess in the insurance and pension industries, as well as his research in these and other financial industries, makes him an excellent prospective addition to the Board.



Liesl Hickey, 46, is a veteran political strategist who has worked at the highest levels of politics and issue advocacy. Since 2016, Ms. Hickey has served as a senior advisor at each of Guide Post Strategies, Blitz Canvassing and Pathway Partners, and as a partner at Ascent Media. In addition, since 2015, she has provided political consulting services through RAE LLC. Prior to that, from 2015 to 2016, she served as an executive director of Right to Rise and a partner at Patchwork Productions. From 2013 to 2014, Ms. Hickey was the Executive Director of the National Republican Congressional Committee (NRCC). She was a fellow at the University of Chicago's Institute of Politics and a contributor to the Wall Street Journal's former "Think Tank." Ms. Hickey is a graduate of Southern Methodist University.

> We believe that Ms. Hickey's strategic consulting background, policy experience and regulatory insights make her a valuable prospective addition to the Board.



Jay Newman, 68, is currently serving as the Managing Member of Ginzan Management Ltd., a family office he founded in 2016. He has over 40 years of experience working in the finance industry as a lawyer, investment banker and principal investor. Immediately prior to establishing Ginzan, Mr. Newman was a Senior Portfolio Manager and Member of the Management Committee at Elliott Management Corporation where he worked for over 20 years. He is a graduate of Yale College, Columbia Law School and completed an LLM in Tax at NYU.

> We believe that Mr. Newman's vast experience in the financial industry as an investor and executive would make him a beneficial addition to the Board.

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News & Resources



IMPORTANT MATERIALS

MG Capital Sends Letter to HC2's Recently-Appointed Lead Director | BusinessWire | March 30, 2020

MG Capital Launches Consent Solicitation to Overhaul the Board of Directors of HC2 Holdings | BusinessWire | March 13, 2020

MG Capital Nominates Full Slate of Candidates for Election to HC2's Board of Directors | BusinessWire | February 18, 2020

RECENT NEWS COVERAGE

Activist investor makes new push for HC2 board to remove chief Falcone: letter | Reuters | March 30, 2020

Activist MG Capital calls for HC2 to investigate insurance deal | Reuters | March 3, 2020

MG Capital urges investigation by HC2 audit committee | Activist Insight | March 3, 2020

Activist investor seeks probe of HC2's long-term care deal with Humana | S&P Global | March 3, 2020

MG Capital Seeks to Oust Philip Falcone From HC2's Board | Bloomberg | February 18, 2020

Ex-Third Point Analyst Seeks to Oust HC2's Falcone | The Deal | February 18, 2020

MG Capital advances 6 at HC2 | Activist Insight | February 18, 2020

MG Capital launches slate for 'urgent change' on HC2 board | Seeking Alpha | February 18, 2020

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MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we") is a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 5% of the Company's outstanding shares. The views expressed on this website represent the opinions of MG Capital and are based on publicly available information with respect to the Company. MG Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with MG Capital's conclusions. MG Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. MG Capital disclaims any obligation to update the information or opinions contained on this website.

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Persons who access the information made available on the MG Capital Management, Ltd. and its affiliates (collectively, "MG Capital") website (the "website") agree to the following:

While the material on this website is often about investments, none of it is offered as investment advice. For members of the public, this means that neither the receipt nor the distribution of information through this website constitutes the formation of an investment advisory relationship, a fiduciary relationship, or any similar client relationship. The materials on this website are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as investment, financial, legal, tax or other advice, recommendation or research.

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THE NOMINATING STOCKHOLDER ADVISES ALL STOCKHOLDERS TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSNET STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

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As of the date hereof, Percy Rockdale is the direct owner of 2,422,000 shares of common stock of the Company, $0.001 par value ("Common Stock"). As of the date hereof, the Rio Royal is the direct owner of 10,000 shares of Common Stock. MG Capital Management, as the investment holding company of Rio Royal, may be deemed the beneficial owner of the 10,000 shares of Common Stock owned by Rio Royal. Mr. Gorzynski as the sole Manager of Percy Capital and the sole Director of MG Capital Management, may be deemed the beneficial owner of (i) the 2,422,000 shares of Common Stock owned by Percy Rockdale and (ii) the 10,000 shares of Common Stock owned by Rio Royal. As of the date hereof, Mr. Brokaw is the beneficial owner of 26,001 shares of Common Stock. As of the date hereof, Mr. Courtis is the beneficial owner of 237,336 shares of Common Stock. Except as described herein, no other Participant beneficially owns any Common Stock as of the date hereof.

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BUSINESS NEWS MARCH 30, 2020 / 7:27 AM / 3 DAYS AGO

Activist investor makes new push for HC2 board to remove chief Falcone: letter

3 MIN READ

BOSTON (Reuters) - An activist investor is stepping up calls for the board of HC2 Holdings Inc (HCHC.N) to remove Chief Executive and Chairman Philip Falcone as the former hedge fund manager faces mounting legal and financial troubles.

FILE PHOTO: Philip Falcone, chief executive officer and chief investment officer for Harbinger Capital Partners, participates in a panel discussion during the Skybridge Alternatives (SALT) Conference in Las Vegas, Nevada May, 9, 2012. SALT brings together public policy officials, capital allocators, and hedge fund managers to discuss financial markets. REUTERS/Steve Marcus

MG Capital, run by former Third Point executive Michael Gorzynski, said for the second time in two months that it wants Falcone out. Gorzynski asked lead independent director Wayne Barr in a letter seen by Reuters a "to facilitate the removal of Mr. Falcone."

In February the fund, which owns 5% of HC2 along with its partners, criticized the company's financial performance and said it wanted to replace the entire board, including Falcone, with six directors of its own.

Now, Gorzynski is focusing more on Falcone, whose bets on the overheated housing market at his Harbinger Capital turned him, briefly, into a billionaire. Last year his net worth was closer to $300 million, he told lawyers.

"Based on Mr. Falcone's well-documented financial, legal and regulatory issues, MG Capital - and presumably other stockholders - remains perplexed by the incumbent Board's focus on preserving HC2's status quo," MG Capital said in the letter.

HC2 has businesses in construction, marine services and several other sectors. A spokesman for the firm was not immediately available for comment.

An MG spokesman confirmed the content of the letter.

In the last six weeks, Falcone has been sued for more than $65.8 million for allegedly defaulting on loans and had his assets frozen for failing to pay lawyers. Last year HC2 was ordered by a court to withhold some of Falcone's wages to satisfy unpaid obligations after he was ordered to pay New York City $2.69 million in unpaid taxes.

"We remain deeply troubled by the impact that Mr. Falcone's apparent financial distress and legal issues may have on HC2," MG Capital said.

In papers filed Feb. 21 with the New York State Supreme Court in Manhattan, Melody Business Finance LLC said Falcone and affiliates reneged on obligations to repay loans, which date from 2013 to 2017, and improperly sold some of the underlying collateral, including an Andy Warhol painting.

Alex Spiro, a partner at Quinn Emanuel Urquhart & Sullivan representing Falcone, said in an statement: "This is a personal dispute without merit. We will fight this."

In early March, Justice Arthur Engoron froze Falcone's assets after he failed to pay $13.6 million to law firm Dontzin Nagy & Fleissig.


The firm represented Falcone in 2013 when he settled allegations with the Securities and Exchange Commission that he borrowed $113 million from his hedge fund to pay personal taxes and gave preferential treatment to certain clients when he halted redemptions.

Gorzynski in the letter to Barr said MG would "engage in a constructive one-to-one dialogue with you and the other directors once Mr. Falcone has been removed."

Reporting by Svea Herbst-Bayliss; Editing by Christopher Cushing

Our Standards: *The Thomson Reuters Trust Principles.*





DEALS MARCH 3, 2020 / 3:42 PM / A MONTH AGO

Activist MG Capital calls for HC2 to investigate insurance deal

Jessica DiNapoli

3 MIN READ

(Reuters) - Hedge fund MG Capital Management Ltd has asked the board of HC2 Holdings Inc (HCHC.N), a holding company for industrial and manufacturing businesses, to investigate the acquisition of a long-term care business it carried out two years ago, according to an MG letter seen by Reuters.

HC2 acquired KMG America Corporation, the parent company of Humana Inc's (HUM.N) long-term care insurance business in 2018. These insurance policies help support care for those unable to handle everyday tasks, such as bathing and cooking, by funding assisted living or nursing home arrangements.

Many of these policies have become financially toxic for insurers such as Humana, because of soaring healthcare costs and rising lifespans. A few investment firms such as HC2 are willing to take on these long-term care insurance contracts, betting they can invest the premiums from the policies to generate strong enough returns to cover the payouts, and even turn a tidy profit.

Because of the liabilities of Humana's insurance portfolio, HC2 paid only $10,000 for it, and the firm had Humana make a capital contribution to it of $195 million, according to an HC2 regulatory filing at the time.

After the deal closed, HC2 then valued the business at $116.5 million, according to a letter MG managing partner Michael Gorzynski sent to the chair of HC2's audit committee on Monday and reviewed by Reuters. HC2's board then changed its compensation structure, and as a result of that deal, Falcone won a raise of millions of dollars, according to the letter.

"The questionable change allowed Mr. Falcone to profit handsomely from a dismal year that saw HC2's stock plummet 56%," according to the letter.

According to HC2's 2019 proxy statement, Falcone earned a base salary of $600,000 in the 2018 fiscal year and a bonus of $6.1 million.

HC2 and Falcone did not respond to several requests for comment. The company has said in public disclosures that the gain on the insurance business acquisition was due to changes in tax laws.

MG Capital last month announced that with its affiliates, it holds more than 5% of HC2's stock and wants to oust Falcone and the remainder of the company's directors because of "exceptionally poor corporate governance," "rampant conflicts of interest" and the "absence of a credible business strategy."

In a statement last month, the company responded to MG Capital saying that it would review the candidates the activist nominated.

Falcone previously ran hedge fund Harbinger Capital Partners, which once oversaw $26 billion in assets. In 2013, he agreed to a five-year industry ban related to Harbinger, including for favoring some investors over others and borrowing $113 million to pay personal taxes.

HC2's other businesses include a construction company, distributor of natural gas motor fuel and a wholesale telecom service provider.

Reporting by Jessica DiNapoli in New York

Our Standards: _The Thomson Reuters Trust Principles._

MG Capital urges investigation by HC2 audit committee
4 March 2020

MG Capital Partners has sent a letter urging the audit committee of HC2 Holdings to launch an investigation into accounting and disclosure issues at the financial services company.

According to the letter viewed by Activist Insight Online, MG questioned the way that HC2 accounted for the 2018 acquisition of KMG America Corporation. While the asset was acquired for a cash consideration of just $10,000, HC2 subsequently booked a "bargain purchase gain of roughly $116 million" on the deal.

GM noted that because HC2's CEO Philip Falcone and other executives are compensated based on changes in the company's net asset value, the deal resulted in them receiving millions of dollars in compensation in 2018, despite a 56% decline in the company's share price that year.

MG Capital, headed by Michael Gorzynski, is challenging Falcone's management of MC2, and on February 18 nominated a slate of six directors to the company's board.

In its letter to Warren Gfeller, chair of HC2's audit committee, MG also pointed to what it called a lack of disclosure regarding related-party transactions between the company and Falcone's investment firm Harbinger, and prior regulatory and court injunction against Falcone.

HC2's stock price declined 5% Tuesday, but has gained more than 50% since MG initiated its proxy fight with the company in December.

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3 Mar, 2020

Activist investor seeks probe of HC2's long-term care deal with Humana – Reuters



Author **Katherine Dela Cruz**

Theme **Technology, Media & Telecom, Insurance**

Activist hedge fund MG Capital Management Ltd. is calling for an investigation of the long-term care deal that HC2 Holdings Inc. and Humana Inc. closed in 2018, Reuters reported March 3.

Humana sold the stock of KMG America Corp. to HC2 subsidiary Continental General Insurance Co. in August 2018. The deal included Kanawha Insurance Co., which held Humana's closed block of nonstrategic commercial long-term care insurance policies serving approximately 29,300 policyholders.

HC2 paid only $10,000 for Humana's insurance portfolio because of its liabilities, while Humana also had to infuse $195 million in cash capital to the business, Reuters reported.

Humana sold the stock of KMG America Corp. to HC2 subsidiary Continental General Insurance Co. in August 2018. The deal included Kanawha Insurance Co., which held Humana's closed block of nonstrategic commercial long-term care insurance policies serving approximately 29,300 policyholders.

HC2 paid only $10,000 for Humana's insurance portfolio because of its liabilities, while Humana also had to infuse $195 million in cash capital to the business, Reuters reported.

HC2 valued the business at $116.5 million after the deal closed, MG managing partner Michael Gorzynski wrote in a letter to HC2's audit committee. He said HC2's board then proceeded to change its compensation structure, which led to a raise of millions of dollars for the company's Chairman, President and CEO Philip Alan Falcone.

Gorzynski said Falcone benefited from the "questionable" change despite a "dismal" year that saw HC2's stock drop 56%.

The activist investor, which held more than 5% of HC2's stock in February, is seeking to oust Falcone and the rest of the company's directors, citing "exceptionally poor corporate governance" and "rampant conflicts of interest," among other reasons. HC2 previously said it would review the candidates that MG Capital nominated.

HC2 and Falcone did not respond to the news outlet's requests for comments.

MG Capital Seeks to Oust Philip Falcone From HC2's Board

By Scott Deveau

5-6 minutes

By

,

February 18, 2020, 7:32 AM EST



Philip Falcone Photographer: Christopher Goodney/Bloomberg

Philip Falcone is in the crosshairs of an activist investor who wants to remove him -- along with the rest of the board -- from [HC2 Holdings Inc.](#)

[MG Capital](#), run by former [Third Point](#) executive Michael Gorzynski, wrote in a letter to shareholders Tuesday that it thinks HC2 has traded at a discount of more than 80% to the value of its underlying assets because of a series of management missteps. Gorzynski pins the underperformance on Falcone, HC2's chairman, chief executive officer and president.

MG Capital, which said it owns more than a 5% stake in the company along with its partners, has nominated a slate of six directors to replace Falcone and the rest of the board.

"We believe that HC2's indefensible record of long-term underperformance and value destruction stems from exceptionally poor corporate governance, rampant conflicts of interest, ineffective balance sheet management, and the absence of a credible business strategy," Gorzynski said in the letter, a copy of which was viewed by Bloomberg.

A representative for HC2 was not immediately available for comment.

Since Falcone took control of HC2 six years ago, the company has delivered "exceptionally poor" returns for shareholders, Gorzynski said, noting that total shareholder returns were negative 33% in the 12 months before MG Capital disclosed its stake, and were negative 66% and negative 72% over the past three- and five-year periods, respectively.

"As long as Mr. Falcone controls the company, we feel stockholder value remains at risk," he wrote. "We contend that little has transpired over the past six years to suggest that he and his hand-picked directors are truly focused on stockholders' best interests above all else."

Gorzynski faults a "haphazard corporate strategy," excessive debt and "unjustifiably high corporate expenses," which he says hit about $30.8 million in 2018, among other issues in the letter. A slate of new directors would put the company on the right path, he said.

Shares in HC2 had fallen 33% in the year prior to MG Capital disclosing its stake in the company in January. Since then, HC2 agreed to sell its Global Marine Group, was in advanced talks to sell Continental Insurance and was exploring alternatives for DMB Global Inc.

HC2's shares rose 1% to $4.06 at 9:44 a.m. in New York trading, giving the company a market value of about $187 million.

"Even if Mr. Falcone enacts some incremental enhancements designed to improve HC2's short-term prospects, we believe any road forward proposed by him will lead off a cliff," Gorzynski said.

Along with Gorzynski, MG Capital's nominees include George Brokaw, Kenneth Courtis, Robin Greenwood, Liesl Hickey and Jay Newman.

Falcone, who became a billionaire after betting against the U.S. housing market, was barred from the securities industry for at least five years in 2013 as part of a settlement with U.S. regulators, who alleged that he had improperly borrowed money from his fund to pay his personal taxes and gave preferential treatment to some investors. His Harbinger Capital was once one of the biggest hedge fund firms.

As part of his 2013 settlement with regulators, Falcone had to liquidate his hedge funds under the supervision of an independent monitor. He and his firm, which had managed a peak of $26 billion in 2008, paid a $18 million fine.

He [stepped down](#) as chairman and chief executive officer of the Harbinger Group the following year.

(Updates HC2 shares in ninth paragraph. An earlier version of this report corrected the spelling of Gorzynski's name)

Ex-Third Point Analyst Seeks to Oust HC2's Falcone

Ex-Third Point LLC analyst Michael Gorzynski on Tuesday, Feb. 18, launched a change-of-control director fight that seeks to install six dissident directors to the board of HC2 Holdings Inc. (HCHC) in an effort to oust the investment vehicle s CEO, Philip Falcone.

Even if Mr. Falcone enacts some incremental enhancements designed to improve HC2 s short-term prospects, we believe any road forward proposed by him will lead off a cliff, said Gorzynski in a statement.

Gorzynski s fund, Percy Rockdale, owns about 5% of HC2 shares and took issue with the company's conglomerate structure and debt load. The fund noted Falcone has failed to explain to investors how HC2 has the expertise to manage controlling stakes in companies operating across a number of sectors, including insurance, construction, energy, telecommunications, life sciences and broadcasting.

HC2 said Tuesday it was surprised that Gorzynski moved forward with its proposed candidates without ever meaningfully engaging with management and the board.

HC2 has offered to speak on multiple occasions with Percy Rockdale in an attempt to satisfy their concerns in a cooperative manner that benefits all stockholders, the company said.

The contest emerged a few weeks after Gorzynski on Jan. 27 reported that it had acquired 5% of HC2 and planned to nominate a yet-to-be-revealed slate of directors for HC2 s board, though it was unclear if the fund was trying to remove Falcone. The Deal suggested at the time that Gorzynski s comments could mean he was seeking to oust Falcone with a contest.

More recently, following Gorzynski s agitations, Falcone appears to have started to take steps to mollify disgruntled investors.

On Jan. 31 the firm announced a long-awaited deal to sell its offshore engineering division, Global Marine Holding LLC, for $250 million, a move intended to help reduce HC2 s debt load.

In the Tuesday letter, Gorzynski noted that HC2 has about $470 million of senior, secured notes outstanding with an 11.5% interest rate. The fund argued that it was a significant debt load with a problematic high interest rate.

In addition, the company reported Feb. 10 that it is in advanced discussions to divest its Continental Insurance unit and it had retained Jefferies Co. which is HC2 s largest shareholder with a 7.7% stake -- as an adviser to explore strategic options for its steel construction unit, DBM Global Inc.

However, Gorzynski suggested that the move to sell Continental and explore alternatives for DBM appears to be a kneejerk reaction to his campaign. He urged the company to avoid major corporate actions until after the annual meeting and proxy fight, which is expected in June.

In October, The Deal said that HC2 could be targeted by an activist hedge funds after the Shareholder Forum, a New York-based research firm, disclosed the results of a survey commissioned by two undisclosed HC2 investors finding that only 24% of polled investors had confidence in the current board and executives. Also, 48% of those polled said it would be effective for HC2 to sell some or all of its existing subsidiaries to reduce debt.

Even with significant investor opposition, Falcone s own stake in HC2 could represent a hurdle for Gorzynski s director fight. A Feb. 14 Falcone Schedule 13D filing suggests that the HC2 CEO is the beneficial owner of 17% of shares, about 9 million. However, he doesn t appear to own the majority of those, at least not yet. According to the filing, Falcone currently owns 1.3 million shares of which "he has the sole power to vote or dispose." Beyond the 1.3 million shares, he has stock options that could bring his total to 17%.

Gorzynski s candidates have backgrounds in insurance, energy, telecom, investment management, operational turnarounds and debt restructuring. One candidate, Liesl Hickey, is a political strategist who was executive director of the National Republican Congressional Committee between 2013 and 2014. Since 2016, she has served as an adviser at Guide Post Strategies, Blitz Canvassing and Pathway Partners, and a partner at Ascent Media.

HC2 s existing board, including directors with telecom, energy, marketing, communications, sports/entertainment and media advertising, and other areas. Most of the incumbent director tenures are in 3-to-5-year ranges, however, one director, Julie Springer, joined earlier this month. Her addition may be in response to the activist campaign and concerns raised by the Shareholder Forum's survey about the existing board.

MG Capital advances 6 at HC2

MG Capital Partners has issued a public letter that claims HC2 Holdings' CEO and chairman Philip Falcone will lead the firm "off a cliff," if left unchallenged, and advanced six names for election to the board ahead of the company's annual meeting.

In a Tuesday letter, the 5% shareholder's managing partner Michael Gorzynski said HC2's underperformance was down to "poor corporate governance, rampant conflicts of interest," and the "absence of a credible business strategy."

According to Gorzynski's letter, HC2 shareholder returns for the previous five years are just under negative 72%, versus the 80% average of the S&P 500.

Gorzynski added that "little has transpired" in the past six years to convince him that Falcone "and his hand-picked directors are truly focused on stockholders' best interests."

The activist said that the decision to run a proxy contest was not made "hastily," and added that research into the firm brought several issues to surface that "appear irreconcilable under the incumbent board."

Gorzynski said that along with the firm's poor shareholder returns, HC2 has demonstrated a lack of "competence" regarding acquiring and managing companies. He added that a services agreement between HC2 and Harbinger Capital Partners, an investment management firm owned by Falcone, was "extracting $4 million" each year from HC2.

HC2's lead director Wayne Barr was criticized for being unable to "check Mr. Falcone's actions," and Gorzynski added that Barr "lacks any stated expertise in construction" and other business sectors related to HC2.

"Our hope is that stockholders begin to recognize that HC2's board needs a top-to-bottom overhaul," he added.

The six nominees advanced by MG Capital include Gorzynski, private investor George Brokaw, former Goldman Sachs managing director Kenneth Courtis, Harvard Business School's head of finance Robin Greenwood, political strategist Liesl Hickey, and Ginzan Management Managing Director Jay Newman.

In a response HC2 said it will "carefully review" the slate advanced by MG Capital, and added that it had "offered to speak [with MG Capital] on multiple occasions," but said that instead of "meaningfully engaging" with the company, the activist has "started a disruptive and potentially value-destroying public campaign."

HC2's share price was up 1.1% to $4.06 per share at 10:08 a.m. EST on Tuesday.

MG Capital launches slate for 'urgent change' on HC2 board

Feb. 18, 2020 10:38 AM ET | About: HC2 Holdings, Inc. (HCHC) | By: Jason Aycock, SA News Editor ✉

- MG Capital and Percy Rockdale have called for "urgent change" at HC2 Holdings (HCHC +0.8%), nominating a full slate for the board.

- The group - 5%-plus holders in HC2 - says the company's "indefensible record of long-term underperformance and value destruction stems from exceptionally poor corporate governance, rampant conflicts of interest, ineffective balance sheet management, and the absence of a credible business strategy."

- Those issues over Philip Falcone's tenure as chairman/CEO have resulted in a "perpetual" discount to NAV of more than 80%, the group says.

- The company responds that it will carefully review the candidates and make an appropriate recommendation.

- "HC2 has offered to speak on multiple occasions with Percy Rockdale in an attempt to satisfy their concerns in a cooperative manner that benefits all stockholders. To the company's surprise and disappointment, without ever meaningfully engaging with management or the board beforehand, Percy Rockdale moved forward with its proposed candidates," HC2 says.

- It's a "disruptive and potentially value-destroying public campaign at the same time that HC2 believes investors are benefiting from the ongoing execution of the Company's debt reduction strategy," HC2 says.